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Exhibit

Exhibit            Description

99.1                 Announcement on 2019/10/30: UMC announced its operating results for the third quarter of 2019

99.2                 Announcement on 2019/10/30: Represent subsidiary Fortune Venture Capital Corp. to announce related materials on investment of private placement

Exhibit 99.1

UMC announced its operating results for the third quarter of 2019

1. Date of occurrence of the event: 2019/10/30

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2019 Results

UMC fully acquires USJC, which will enhance company’s market share by 10%

3Q19 EPS jumps 67% QoQ to NT$0.25 per share

Third Quarter 2019 Overview:

‧Revenue: NT$37.74 billion (US$1.22 billion)

‧Gross margin: 17.1%

‧Foundry revenue from 28nm: 12%; Foundry operating margin: 6.9%

‧Foundry capacity utilization rate: 91%

‧Net income attributable to stockholders of the parent: NT$2.93 billion (US$94 million)

‧Earnings per share: NT$0.25; earnings per ADS: US$0.040

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2019.

Third quarter consolidated revenue was NT$37.74 billion, up 4.7% QoQ from NT$36.03 billion in 2Q19 and down 4.2% YoY from NT$39.39 billion in 3Q18. Consolidated gross margin for 3Q19 was 17.1%. Net income attributable to stockholders of the parent was NT$2.93 billion, with earnings per ordinary share of NT$0.25.

Jason Wang, co-president of UMC, said, “In the third quarter, foundry revenue grew 4.8% QoQ to NT$37.73 billion, leading to a foundry operating margin of 6.9%. Utilization rate increased to 91%, bringing wafer shipments to 1.81 million 8-inch equivalent wafers. The increase in wafer demand was primarily driven by inventory restocking in the wireless communication markets, which included products such as WiFi, RF switch and power management ICs. On October 1st, UMC also completed the full acquisition of MIFS, a 300mm fab based in Japan that is currently manufacturing 90nm, 65nm and 40nm products. The fab, which fits our specialty technology focus and long term growth projections, has been renamed United Semiconductor Japan Co., Ltd. (USJC). USJC will increase our foundry market share, provide business synergies and benefit from economies of scale while broadening UMC’s comprehensive specialty and logic technologies to serve Japanese and international customers.”

Co-president Wang further commented, “Looking to the fourth quarter, based on customers’ forecasts, the overall business outlook appears to remain firm primarily due to sustained wafer demand from new product deployment across communications and computing market segments. These product rollouts include RF ICs and OLED driver ICs found in 5G smartphones and power management ICs designed into computing and solid-state drive applications. We expect these product releases to enable UMC to further gain market share in 5G wireless devices as well as in non-volatile memory applications. We will continue to pursue our corporate strategy of focusing on business expansion in mature specialty and logic technologies while delivering world-class service to our customers. With UMC’s economy of scale and our core strength in foundry technologies, we look forward to securing new business opportunities by delivering a variety of differentiated manufacturing solutions in the semiconductor industry.”

Fourth Quarter of 2019 Outlook & Guidance

Wafer Shipments: To increase by 10%

ASP in USD: To remain flat

Profitability: Gross profit margin will be in the mid-teens % range

Foundry Segment Capacity Utilization: Close to 90%

2019 CAPEX for Foundry Segment: US$700 million

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

Exhibit 99.2

Represent subsidiary Fortune Venture Capital Corp. to announce related materials on investment of private placement

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): TAIWAN SEMICONDUCTOR CO., LTD.

2. Date of occurrence of the event: 2019/10/30

3. Volume, unit price, and total monetary amount of the transaction:

6,741,000 shares; unit price: NTD44.50; total amount: NTD299,974,500

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

TAIWAN SEMICONDUCTOR CO., LTD.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): NA

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):NA

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

One time payment NTD299,974,500; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Private Placement common shares; according to the issuing price of Private Placement common shares; Board of Directors

11. Net worth per share of company underlying securities acquired or disposed of: NTD22.76

12. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: No

13. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

6,741,000 shares; NTD299,974,500; 2.70%; None

14. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

Ratio of total assets: 0.13%

Ratio of shareholder’s equity: 0.19%

The operational capital as shown in the most recent financial statement: NTD74,538,507,000

15. Broker and broker’s fee: NA

16. Concrete purpose or use of the acquisition or disposition: Long-term investment

17. Do the directors have any objection to the present transaction?: No

18. The trading counterparty is a related party: No

19. Approval date by board of directors: 2019/10/30

20. Recognition date by supervisors or submission date by audit committee: NA

21. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: NA

22. Name of the CPA firm: NA

23. Name of the certifying CPA: NA

24. The practice certificate number of the CPA: NA

25. Any other matters that need to be specified: NA